Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EMERGE INTERACTIVE, INC.

eMerge Interactive, Inc., a Delaware corporation, hereby certifies as follows:

FIRST. The name of the corporation under which its Certificate of Incorporation was originally filed was Enhanced Vision Systems, Inc. The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State was September 12, 1994.

SECOND. This Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Certificate of Incorporation, as heretofore amended and restated, of said corporation and has been duly adopted by majority vote of the holders of all of the outstanding stock entitled to vote thereon in accordance with the provisions of Sections 242 and 245 and all other applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

THIRD. This Amended and Restated Certificate of Incorporation shall become effective at 5:00 p.m. Eastern Time on May 31, 2006.

FOURTH. The text of the Certificate of Incorporation, as heretofore amended and restated, is hereby amended and restated to read in its entirety as follows:

1.	The name of the corporation is eMerge Interactive, Inc.

2.	The address of the corporation’s registered office is 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

3.	The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4.	The aggregate number of shares of all classes of stock which the corporation shall have authority to issue is 10,000,000 shares, designated as follows:

(a) 9,000,000 shares of Common Stock, par value $0.01 per share.

(b) 1,000,000 shares of Preferred Stock, par value $0.01 per share. The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Amended and Restated Certificate of Incorporation, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the board of directors with respect to each series shall include, but not be limited to, determination of the following:

(i) the number of shares constituting that series and the distinctive designation of that series;

(ii) the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iii) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv) whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors shall determine;

(v) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi) whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii) any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the shares of Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

5.	Reverse Stock Split.

(a) Upon the effectiveness of this Amended and Restated Certificate of Incorporation pursuant to the DGCL (the “Effective Time”), (i) every fifteen shares of the corporation’s Class A Common Stock, par value $0.008 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) will be, automatically and without any action on the part of the respective holders thereof, combined and reclassified into one share of Common Stock, par value $0.01 per share, of the corporation (the “New Common Stock”) (the “Reverse Stock Split”).

(b) Notwithstanding the immediately preceding provision, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock and the corporation shall not recognize on its stock record books any purported transfer of any fractional share of New Common Stock. The corporation shall pay cash in lieu of any fraction of a share, which any stockholder would otherwise receive. The price for such fractional share shall be based upon the average of the closing bid and ask price per share for the corporation’s Old Common Stock for the ten trading days immediately preceding the Effective Time of the Reverse Stock Split based upon the quotations provided by the Nasdaq Capital Market. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled as set forth above.

6.	The corporation is to have perpetual existence.

7.	In furtherance of and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the bylaws of the corporation.

8.	The directors of the corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the DGCL. Without limiting the generality of the foregoing, no director of the corporation shall be personally liable to the corporation or to any stockholder of the corporation for monetary damages for breach of fiduciary duty as a director; provided that this provision shall not limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

9.	Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

10.	Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide.

11.	The books of the corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

12.	The corporation shall, to the maximum extent permitted from time to time under the laws of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to be a director or officer of the corporation or while a director or officer is or was serving at the request of the corporation as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this Article 12 shall not adversely affect any right or protection of a director or officer of this corporation existing at the time of such repeal or modification.

13.	The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, eMerge Interactive, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed and acknowledged by the undersigned duly authorized officer on the 31st day of May, 2006.

EMERGE INTERACTIVE, INC.

By:	/s/ SUSAN D. MERMER
Name:	Susan D. Mermer
Title:	Executive Vice President and Chief Financial Officer